PROSPECTUS SUPPLEMENT NO. 10	Filed Pursuant to Rule 424(b)(8)
(to prospectus dated April 7, 2023)	Registration No. 333-271046

15,600,000 Shares of Common Stock

NUBURU, INC.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 7, 2023 (as supplemented from time to time, the “Prospectus”), with the information contained in the Current Report on Form 8-K, filed by Nuburu, Inc. (the “Company”) with the Securities and Exchange Commission (“SEC”) on November 15, 2023 (the “Form 8-K”), other than any information which was furnished and not filed with the SEC. Accordingly, we have attached the Form 8-K to this prospectus supplement. The Prospectus relates to the offer and resale of up to 15,600,000 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), by Lincoln Park Capital Fund, LLC. This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is traded on the NYSE American under the symbol “BURU.” On November 14, 2023, the last quoted sale price for our Common Stock as reported on the NYSE American was $0.213 per share.

We are a “smaller reporting company” and an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 10 of the Prospectus, as well as any updates to such risk factors included in any supplements and amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 15, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 13, 2023

Nuburu, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39489	85-1288435
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7442 S Tucson Way Suite 130
Centennial, Colorado		80112
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (720) 767-1400

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	BURU	NYSE American LLC
Redeemable warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	BURU WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On November 13, 2023, Nuburu, Inc. (the “Company”) entered into a Note and Warrant Purchase Agreement (“Purchase Agreement”) with the lenders identified therein (the “Lenders”) providing for a loan with an aggregate principal amount of $5.5 million (the “Loan”). An affiliate of the Company’s executive chairman and two principals of Anzu Partners, a holder of approximately 26% of the outstanding common stock and 45% of the outstanding preferred stock, are included among the Lenders. The Loan includes zero-interest promissory notes issued with a 10% original issue discount, which will mature on the earlier of the Company closing a credit facility in principal amount of at least $20 million, a Sale Event (as defined in the Purchase Agreement), a sale of securities in excess of $10 million (subject to certain exceptions), or twelve months after issuance (the “Notes”).

The Notes contain customary events of default and are secured by the Company’s patent portfolio pursuant to a security agreement among the parties (the “Security Agreement”). Following acceptance by the NYSE of the Company’s supplemental listing application, the Company will also issue to the holders of Notes warrants exercisable for an amount of the Company’s common stock, par value $0.0001 per share (“Common Stock”), equal to 100% of the Note principal, which will be exercisable for $0.25 per share of Common Stock, have a 5-year term, and may be repurchased by the Company when the trading price of its Common Stock exceeds $1.50 for 20 out of any 30 consecutive trading days. If the Notes have not been repaid within six or nine months after issuance, the Notes will begin to bear interest (at the SOFR rate plus 9% and at the SOFR rate plus 12%, respectively) and an additional 25% warrant coverage will be provided at each such date, with a per share exercise price equal to 120% of the trading price of the Common Stock at the time of issuance and a redemption right in favor of the Company when the trading price of the Common Stock is greater than 200% of the applicable exercise price for 20 out of any 30 consecutive trading days. Shares of Common Stock issuable upon exercise of the warrants will be limited to an aggregate of 19.9% of the Company’s outstanding Common Stock until such time as the transaction is approved by the Company’s stockholders.

Pursuant to a registration rights agreement among the Company and the Lenders, the Company intends to register the Common Stock underlying the warrants no later than February 1, 2024. The parties to the Purchase Agreement also entered into an intercreditor and subordination agreement with the holders of the Company’s senior secured convertible notes, which notes will now be secured pursuant to the Security Agreement and rank senior in priority to the Notes.

The description above is a summary and is qualified in its entirety by the complete text of the Purchase Agreement, the form of Note, the form of warrant, the Security Agreement, the registration rights agreement, and the intercreditor and subordination agreement, which will be filed with the Commission.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information from Item 1.01 is incorporated by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information from Item 1.01 is incorporated by reference. The issuance of securities was exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (“Securities Act”), as the securities were offered and sold solely to accredited investors in a private placement that did not involve any form of general solicitation.

Item 7.01 Regulation FD Disclosure.

On November 14, 2023, the Company issued a press release, which is attached hereto as Exhibit 99.1.

The information furnished in this Item 7.01 and Exhibit 99.1 of this Current Report on Form 8-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Description
99.1	Press Release, dated November 14, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Nuburu, Inc.

Date:	November 15, 2023	By:	/s/ Brian Knaley
		Name: Title:	Brian Knaley Chief Executive Officer

Exhibit 99.1

NUBURU Announces $5.5 Million Bridge Financing

Bridge Loan From Existing Investors and a New Institutional Investor Secured by the Company’s Patent Portfolio Preliminarily Valued at More Than $100 Million

CENTENNIAL, Colo., Nov. 14, 2023 -- NUBURU, Inc. (“NUBURU” or the “Company”) (NYSE American: BURU), a leading innovator in high-power and high-brightness industrial blue laser technology, today announced it has entered into a secured bridge loan agreement (the “Bridge Loan” or “Bridge Financing”) with existing investors and a new institutional investor. The Bridge Financing with a principal amount of $5.5 million is intended to finance the Company until it secures long-term credit financing, which is anticipated in the near term.

Brian Knaley, CEO of NUBURU, commented: “I want to thank our existing and newly participating investors for their trust and commitment. We all share the enthusiasm for NUBURU’s groundbreaking technology and strong patent portfolio. The Bridge Financing is an important step on our way to a longer-term credit facility intended to support the commercialization of our blue lasers.”

The Bridge Loan consists of zero- interest promissory notes issued with a 10% original issue discount, which will mature when we close the anticipated credit facility (or twelve months after issuance at the latest) (the “Notes”). The Notes are secured by NUBURU’s patent portfolio, which was independently and preliminarily valued to be more than $100 million. Following acceptance by the NYSE of the Company’s supplemental listing application, the Company will also issue to the holders of Notes warrants exercisable for common stock equal to 100% of the Note principal, which will be exercisable for $0.25 per share, have a 5-year term, and may be repurchased by the Company when the trading price exceeds $1.50 for 20 out of 30 trading days. If the Notes have not been repaid within six or nine months after issuance, the Notes will begin to bear interest (at the SOFR rate plus 9% and at the SOFR rate plus 12%, respectively) and additional 25% warrant coverage will be provided at each such date. Pursuant to a registration rights agreement among the Company and the holders of warrants, the Company intends to register the common stock underlying the warrants no later than February 1, 2024.

The parties to the Bridge Financing also entered into an intercreditor and subordination agreement with the holders of senior secured convertible notes, whose convertible notes will now be secured and rank senior in priority to the Notes.

Northland Capital Markets acted as sole placement agent on the institutional investor portion of the Bridge Financing.

About NUBURU

Founded in 2015, NUBURU, Inc. (NYSEAM: BURU) is a developer and manufacturer of industrial blue lasers that leverage fundamental physics and their high-brightness, high-power design to produce faster, higher quality welds and parts than current lasers can provide in laser welding and additive manufacturing of copper, gold, aluminum and other industrially important metals. NUBURU’s industrial blue lasers produce minimal to defect-free welds that are up to eight times faster than the traditional approaches — all with the flexibility inherent to laser processing. For more information, please visit www.nuburu.net.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including relating to its partnership with GE Additive. All statements other than statements of historical fact contained in this press release may be forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “seek,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. Forward-looking statements in this press release include, among other things: anticipated benefits associated with laser-based additive manufacturing. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by NUBURU and its management, are inherently uncertain and many factors may cause the company’s actual results to differ materially from current expectations which include, but are not limited to: (1) the ability to continue to meet the security exchange’s listing standards; (2) failure to achieve expectations regarding its product development and pipeline; (3) the inability to access sufficient capital to operate as anticipated, whether from Lincoln Park Capital Fund, LLC or other sources; (4) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (5) changes in applicable laws or regulations; (6) the possibility that NUBURU may be adversely affected by other economic, business and/or competitive factors; (7) volatility in the financial system and markets caused by geopolitical and economic factors; (8) failing to realize benefits from the partnership with GE Additive; and (9) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in NUBURU’s most recent periodic report on Form 10-K or Form 10-Q and other documents filed with the Securities and Exchange Commission from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. NUBURU does not give any assurance that it will achieve its expected results. NUBURU assumes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable law.

Contact:

Investor Relations:
Cody Slach & Ralf Esper
Gateway Group, Inc.

BURU@gateway-grp.com
(949) 574-3860

Media Relations:
Zach Kadletz & Anna Rutter

Gateway Group, Inc.

BURU@gateway-grp.com
(949) 574-3860